UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

KE Holdings Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 13, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 19, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, including the Schedule 13D/A filed by Tencent Holdings Limited on May 16, 2022, to the Company’s knowledge, no shareholder other than Propitious Global Holdings Limited, Baihui Partners L.P. and entities affiliated with Tencent Holdings Limited owns more than 5% of the Company’s outstanding shares as of February 28, 2023.

●	Propitious Global Holdings Limited is a company incorporated under the laws of British Virgin Islands that is wholly owned by Z&Z Trust. Mrs. ZUO, the spouse of Mr. ZUO Hui (founder and permanent chairman emeritus of the Company), controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the Class A ordinary shares held by Propitious Global Holdings Limited. To the Company’s knowledge, Propitious Global Holdings Limited is not owned or controlled by a governmental entity of mainland China. Propitious Global Holdings Limited held 885,301,280 Class A ordinary shares of the Company as of February 28, 2023, representing 23.8% of the Company’s outstanding shares (excluding the ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans) and 17.3% of the total voting power among the Company’s shareholders as of February 28, 2023.

●	Baihui Partners L.P. is a Cayman Island exempted limited partnership. The partners of the Baihui Partnership include Mr. PENG Yongdong and Mr. SHAN Yigang, each holding 50% of limited partnership interests. To the Company’s knowledge, Baihui Partners L.P. is not owned or controlled by a governmental entity of mainland China. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 885,301,280 Class A ordinary shares held by Propitious Global Holdings Limited.

●	Tencent Holdings Limited is a company incorporated under the laws of Cayman Islands and listed on the Hong Kong Stock Exchange. As reported in a Schedule 13D/A filed by Tencent Holdings Limited with the SEC on May 16, 2022, Tencent Holdings Limited beneficially owned 410,842,111 Class A ordinary shares of the Company through Morespark Limited, Parallel Stellar Investment Limited, Tencent Mobility Limited, Parallel Galaxy Investment Limited and Sunshine Peak Holding Limited, all of which were beneficially owned and controlled by Tencent Holdings Limited. The 410,842,111 Class A ordinary shares beneficially owned by entities affiliated with Tencent Holdings Limited represented 11.0% of the Company’s outstanding shares (excluding the ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans) and 8.0% of the total voting power among the Company’s shareholders as of February 28, 2023, assuming Tencent Holdings Limited’s shareholding has not changed since May 11, 2022. To the Company’s knowledge, Tencent Holdings Limited is not owned or controlled by a governmental entity of mainland China.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: April 27, 2023